UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

ANGIOTECH PHARMACEUTICALS, INC.
(Registrant's name)

1618 Station Street,
Vancouver, B.C.
Canada V6A 1B6
(604) 221-7676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____   Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release	Angiotech Pharmaceuticals, Inc. Vascular Wrap™ trial results demonstrate reduced incidence of amputation

FORWARD-LOOKING STATEMENTS

Note on Forward Looking Statements:
Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and further product and drug development. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the size of the market and the potential market for our products in specific disease areas, including peripheral arterial disease, other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: Nov 9, 2006

By: /s/
Name: K. Thomas Bailey
Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE
PRESS RELEASE
Thursday, November 9, 2006

Angiotech's Vascular Wrap™ trial results demonstrate reduced incidence of amputation

Vascular Wrap prolonged limb retention time two-fold following arterial bypass surgery

VANCOUVER, BC, November 9, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), a global specialty pharmaceutical and medical device company, announced today the results from its European first-in-man study for its Vascular Wrap™ paclitaxel-eluting product.

The trial produced evidence that the Vascular Wrap reduced the overall incidence of leg amputation and prolonged limb retention time for patients in the treatment arm relative to the control group. In fact, for the patients that underwent an amputation during the study period, the mean interval to amputation for patients treated with the Vascular Wrap was 156 days – more than double the mean interval to amputation for the control, which was 76 days. At the same time, the Vascular Wrap proved to be well tolerated, with no adverse events being considered related to the use of the product.

"We believe this is an important step forward in improving the quality of life of patients suffering from end stage peripheral arterial disease," said William Hunter, MD, President and CEO of Angiotech. "It appears from this trial that being treated with our Vascular Wrap provides patients with an option to better manage their disease, and a much greater chance of retaining their leg for a longer period of time following synthetic bypass grafting. The Vascular Wrap seeks to prolong the effectiveness of vascular surgery procedures, so to demonstrate a greater than 100% improvement in the duration of limb retention seems to bode well for other potential uses, like for hemodialysis graft patients."

The objectives of this two-year study were to assess the safety and clinical performance of the Vascular Wrap in combination with an ePTFE vascular graft following surgery to treat patients suffering from advanced peripheral arterial disease in their lower limbs. The Vascular Wrap in combination with an ePTFE graft was compared to a control group of patients that received standard of care – an ePTFE graft alone.

Key findings:

- **The trial results produced evidence that the Vascular Wrap is well tolerated:**
  - Adverse events (AE) leading to death occurred in a lower percentage of treated subjects (11%, 8/71), than in controls (18%, 7/38).
  - The incidences of adverse events and serious adverse events were comparable in treated (graft with Vascular Wrap) and control (graft alone) groups.
  - No adverse events were considered by the investigators to be related to the use of the Vascular Wrap.
  - Overall, the action taken to resolve AEs was similar for the two groups, and the outcomes were comparable.
- **Statistically significant difference in a key efficacy measurement:**
  - When comparing the treatment arm relative to the control, the Vascular Wrap maintained the mean diameter of the distal anastomosis during the 24 month trial compared to a decrease in mean diameter in the control arm. This reached statistical significance ($p=0.0333$).
  - A decrease in mean diameter of distal anastomosis in the control arm indicates the development of neointimal hyperplasia.
  - The development of neointimal hyperplasia, which is a common complication of bypass surgery involving a thickening of the inner layer of the blood vessel, can ultimately result in the closing of the newly opened or grafted blood vessel and lead to limb amputation.

- **The Vascular Wrap trial produced evidence of improved patient outcomes:**
  - The trial produced evidence that the Vascular Wrap reduced the overall incidence of amputation and prolonged limb retention time. The control group had an almost 19% higher probability of losing their limb compared to the treatment arm.
  - The treated group had an overall lower incidence of amputations (15.5%, 11/71 subjects) compared to the control group (18.4%, 7/38).
  - While the sample size was small, diabetic subjects appeared to experience benefits from the Vascular Wrap.

About the study
This single-blind study enrolled a total of 109 patients at nine clinical centers in Europe as well as the Dutch Antilles and randomized patients with peripheral vascular disease in a 2:1 fashion. The treatment arm enrolled patients with a synthetic bypass graft plus the Vascular Wrap paclitaxel-eluting mesh and the control arm enrolled patients with a synthetic bypass graft alone.

About peripheral arterial disease
Peripheral vascular disease, especially peripheral arterial disease (PAD) is an important cause of morbidity and mortality among the aging population worldwide. Artery stenosis or occlusion causes reduced blood flow, decreased mobility, and limb loss in the later disease stages. Population surveys in Europe and the U.S. estimate that PAD prevails in 10-25% of the population; most surveys give a prevalence of 20% for lower extremity PAD in the overall population. The major cause of PAD is atherosclerosis, in which deposits narrow and eventually occlude the arteries. The disease progresses in the lower extremities to critical limb ischemia (CLI), characterized by leg pain at rest, skin ulceration, gangrene, and ultimately amputation. Among patients diagnosed with CLI, 25% may require amputation within a year.

Limb salvage depends on restoring and maintaining blood flow in the CLI patient. Surgical interventions include endovascular therapy (angioplasty and stenting). However, in patients with severe occlusion and stenosis, small vessel occlusion, calcified lesions, as well as those with diabetes, surgical bypass provides a final option to manage the occlusion(s) prior to amputation. The success of grafting to restore blood flow depends on inflow and outflow of the graft. The trial results announced today shows trends that suggest that the use of the Vascular Wrap in these procedures may increase the success rates of vascular graft surgery.

Vascular Wrap™ Paclitaxel-Eluting Mesh/ ePTFE Graft Combination Product
Angiotech's Vascular Wrap™ paclitaxel-eluting mesh/ ePTFE graft combination product technology is designed to and in development for use in hemodialysis access and peripheral arterial bypass surgery. It is a combination product consisting of both the ePTFE graft and the Vascular Wrap paclitaxel-eluting mesh. The Vascular Wrap component is a biodegradable mesh implant incorporating Angiotech's paclitaxel technology in a novel biomaterial with the goal of mitigating scar formation caused by abnormal blood flow thereby potentially enhancing graft patency rates in AV-access patients as well as in peripheral bypass procedures.

<u>**Conference Call Information**</u>

A conference call to discuss the trial results will be held today, Thursday November 9, 2006 at 10:00 am EST (7:00 AM PST).

Dial information:
North America (toll-free): (866) 825-3354
International: (617) 213-8063
Enter passcode: 17975627

A live webcast, including the slide presentation, will be available to all interested parties through Angiotech's website at www.angiotech.com under the Investors Relations section.

A replay archive of the conference call will be available until November 16, 2006.

Replay archive information:
North America (toll-free): (888) 286-8010
International: (617) 801-6888
Enter passcode: 99235988

Note on Forward Looking Statements:
Statements contained in this press release that are not based on historical fact, including without limitation statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute "forward-looking information" within the meaning of applicable Canadian securities laws. All such statements are made pursuant to the "safe harbor" provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and further product and drug development. Such forward-looking statements also involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop and commercialize future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; the size of the market and the potential market for our products in specific disease areas, including peripheral arterial disease, other factors referenced in our annual information form and other filings with the applicable Canadian securities regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and, our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

About Angiotech Pharmaceuticals
Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical and medical device company with 14 facilities in 6 countries and over 1,500 dedicated employees. Angiotech discovers, develops and markets

innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Analysts and Institutional Investors:
Deirdre Neary
Manager, Investor Relations
Angiotech Pharmaceuticals, Inc.
dneary@angio.com
(604) 222-7056

Media and Retail Investors:
David Scott
Fleishman Hillard
david.scott@fleishman.ca
(416) 645-8177

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